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                                                                     EXHIBIT 8.5

            [SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]


                               September 24, 1997



Columbus Realty Trust
15851 Dallas Parkway
Suite 855
Dallas, Texas 75248

                          Re: Federal Income Tax Consequences of Merger of Columbus Realty Trust into Post LP Holdings, Inc.

Ladies and Gentlemen:

                 We have acted as counsel to Columbus Realty Trust, a Texas real estate investment trust ("Columbus"), in connection with the proposed merger under the laws of the State of Georgia (the "Merger") of Columbus with and into Post LP Holdings, Inc., a Georgia corporation ("Merger Sub"), pursuant to an Agreement and Plan of Merger by and among Columbus, Merger Sub, and Post Properties, Inc., a Georgia corporation ("Post"), dated as of August 1, 1997 (the "Merger Agreement"). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Joint Proxy Statement-Prospectus of Columbus and Post dated September 24, 1997 (the "Joint Proxy Statement-Prospectus").

                 In rendering our opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Joint Proxy Statement-Prospectus, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, we have relied upon certain statements and representations made by Columbus, Post, and others, including representations set
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Columbus Realty Trust
September 24, 1997
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forth in certificates of the officers of Columbus, Merger Sub and Post
(collectively, the "Certificates"). Our opinion is conditioned on, among other things, the initial and continuing accuracy at the Effective Time of the facts, information, covenants and representations set forth in the documents referred to above and the statements and representations made by Columbus, Merger Sub, Post and others, including those set forth in the Certificates.

                 In our examination we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We also have assumed that the transactions related to the Merger or contemplated by the Merger Agreement are consummated in accordance with the Merger Agreement and as described in the Joint Proxy Statement-Prospectus, and that the Merger qualifies as a statutory merger under the laws of the state of Georgia and the state of Texas. In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

                                    Opinion

                 Based solely upon the foregoing, we are of the opinion that under current law the Merger should be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368(a) of the Code. Provided that the Merger is treated as a reorganization, then Columbus and Post will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and accordingly,:






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Columbus Realty Trust
September 24, 1997
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                 (1)      no gain or loss will be recognized by a Columbus
                          Shareholder who receives Post Common Stock for Columbus Common Shares exchanged therefor (except with respect to any cash received in lieu of a fractional interest in Post Common Stock);

                 (2) the aggregate tax basis of the Post Common Stock to be received by Columbus Shareholders pursuant to the Merger will be the same as the aggregate tax basis in the Columbus Common Shares surrendered in exchanged therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

                 (3) the holding period of the Post Common Stock to be received by a Columbus Shareholders pursuant to the Merger will include the holding period of the Columbus Common Shares surrendered in exchange therefor, provided that the Columbus Common Shares are held as a capital asset at the Effective Time; and

                 (4) no gain or loss will be recognized by Columbus or Post as a result of the Merger.

                 We understand that following the Merger, Merger Sub intends to transfer all of Columbus' assets and liabilities to the Operating Partnership, which will be effected by merging Merger Sub with and into the Operating Partnership. The Internal Revenue Service ("IRS") has issued proposed regulations (which have a prospective effective date and therefore would not apply to the Merger if finalized in their present form) which indicate that the transfer of Columbus' assets and liabilities to the Operating Partnership subsequent to the Merger will not adversely affect the Merger's qualification as a tax-free reorganization because Post will own (through its qualified REIT subsidiaries) a substantial portion (in excess of 80%) of the aggregate interests, as well as the sole general partnership interest, in the Operating Partnership. The proposed regulations reflect a change






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Columbus Realty Trust
September 24, 1997
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in the position taken by the IRS in certain informal pronouncements that a post-reorganization contribution by the acquiring corporation of all of a target corporation's assets to a partnership would prevent the acquisition from qualifying as a tax-free reorganization. Although the proposed regulations will not apply to the Merger, we believe that the proposed regulations, which are interpretative rather than legislative, correctly interpret existing law and that a court should not reach a contrary conclusion under existing statutory and judicial authorities.

                 The foregoing opinion may not be applicable to Columbus Shareholders with respect to shares of Columbus Common Shares which were acquired pursuant to the exercise of employee stock options or rights or otherwise as compensation.

                 Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the Merger or of any transactions related to the Merger or contemplated by the Merger Agreement or the Joint Proxy Statement/Prospectus. We are furnishing this opinion to you solely in connection with Section 6.3.5 of the Merger Agreement; this opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to for any purpose without our express written permission.

                 We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference of this firm in the Registration Statement and the Joint Proxy Statement-Prospectus included therein.

                               Very truly yours,




                               /s/ Skadden, Arps, Slate, Meagher & Flom LLP